Exhibit 7.1

Statement regarding ratio of earnings to fixed charges

Years ended December 31,		2005	2004	2003	2002	2001(1)
		€ mn	€ mn	€ mn	€ mn	€ mn
For the Allianz Group (IFRS)	Earnings from ordinary activities before taxes	7,880	5,096	3,866	(3,991)	1,768
	Add: Fixed charges	7,158	6,463	7,600	11,588	8,468

	Earnings from ordinary activities before fixed charges	15,038	11,559	11,466	7,597	10,236
	Fixed charges:
	Interest expenses(2)	6,370	5,703	6,871	10,941	7,861
	Interest component of net periodic benefit cost	693	676	640	591	553
	Interest component of rental expenses	95	84	89	56	54

	Total fixed charges	7,158	6,463	7,600	11,588	8,468
	Ratio of earnings to fixed charges	2.1	1.8	1.5	0.7	1.2

Years ended December 31,		2005	2004	2003	2002	2001
		€ mn	€ mn	€ mn	€ mn	€ mn
For the Allianz Group adjusted to accord with U.S. GAAP	Earnings from ordinary activities before taxes	6,556	5,581	2,840	(1,746)	1,806
	Add: Fixed charges	7,080	6,483	7,600	11,588	8,554

	Earnings from ordinary activities before fixed charges	13,636	12,064	10,440	9,842	10,360
	Fixed charges:
	Interest expenses(2)	6,292	5,723	6,871	10,941	7,947
	Interest component of net periodic benefit cost	693	676	640	591	553
	Interest component of rental expenses	95	84	89	56	54

	Total fixed charges	7,080	6,483	7,600	11,588	8,554
	Ratio of earnings to fixed charges	1.9	1.9	1.4	0.8	1.2

(1)	We prepare our consolidated financial statements in accordance with 2005 IFRS, which introduced a number of new and revised IFRS effective January 1, 2005. Some of these new and revised IFRS required retrospective application to all years of a company's financial statements. The financial data for the year ended December 31, 2001 is, however, presented in accordance with pre-2005 IFRS and accordingly does not reflect the retrospective application of 2005 IFRS, due to the unreasonable expense or effort required to provide such information.

(2)	The increase in interest expenses in 2002 from 2001 resulted primarily from the first-time inclusion of interest expenses of Dresdner Bank in the Allianz Group's consolidated financial statements for an entire year, following the acquisition of the bank at July 23, 2001. The decrease of interest expenses in 2003 from 2002 resulted to a large extent from the deconsolidation of Deutsche Hyp in August 2002 and a general decline in interest rates and loan volumes.